SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 11, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL: R$6,203,688,565.23

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo – SABESP are called, pursuant to its Bylaws, to participate in the Extraordinary General Meeting to be held on March 4, 2010, at 3:00 pm, at the Company’s headquarters, located at Rua Costa Carvalho, nº 300, in the city and state of São Paulo, in order to resolve on the following Agenda:

I.	Correct/confirm the Management Accounts and the Financial Statements documented with the Opinions of the Fiscal Council and the External Auditors, referring to the fiscal year of 2008, in compliance with the Management Report, the Balance Sheet and corresponding Explanatory Notes, subject to the resolution of the Annual and Extraordinary General Meeting held on April 29, 2009.

II.	Correct/confirm the resolution on the allocation of income resolved on the Annual and Extraordinary General Meeting held on April 29, 2009.

To prove the shareholder status, shareholders must present their ID, the receipt issued by the depository financial institution of the book-entry shares with their respective number and, in case of a legal representative, the notarized power of attorney granted less than one year ago.

The documents referring to the matters to be resolved on the General Meeting will be at the disposal of the shareholders at the Company’s headquarters and electronically on CVM’s website, according to the format and term set forth by CVM Instruction 481/2009.

São Paulo, February 2, 2010

Dilma Seli Pena
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 11, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.